Filed by Equinix, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended
Subject Company: Equinix, Inc.
Commission File No.: 000-31293

Pihana Pacific, Inc. distributed the following letter to its customers on October 2, 2002:

Dateline: Honolulu, Hawaii

Dear Pihana Pacific Customer,

I’d like to take a moment to update you on a significant development at Pihana Pacific.

Today, Pihana Pacific announced an agreement to merge its operations into Equinix, Inc. (Nasdaq: EQIX), a US market-leader in core Internet exchange services. i-STT, a leading provider of managed IT infrastructure services in Asia-Pacific, will also be merged into Equinix. The mergers will create the largest global network neutral Internet exchange services company, with great benefits to our customers.

The new company, which will operate under the Equinix brand, will leverage the established infrastructure of all three companies, giving customers access to comprehensive network exchange and managed IT infrastructure services internationally, including access to more than 100 network service providers within network-neutral facilities. The synergy resulting from these mergers will enable us to focus on delivering extensive global e-business infrastructure with seamless service availability, consistent quality, and a broad range of service offerings.

This merger highlights the new company’s commitment to be the leading provider of network-neutral Internet exchange services in Asia Pacific and the United States. As part of Equinix, our geographic reach will extend to six countries, and 14 Internet exchange centers encompassing over a million square feet of network-neutral, Internet exchange space.

As part of the transaction, Equinix will use cash investments from Singapore Technologies Telemedia Pte Ltd to retire a large part of its debt. As a result of the transaction, Equinix will operate a financially strengthened business with a healthy balance sheet, cash balances for future growth, and a larger revenue base.

We are targeting to complete the transaction by the end of 2002. Meanwhile, Pihana Pacific will continue to operate business as usual. We plan to make this integration as seamless as possible for our customers and will provide additional details on the integration, services and support as we progress.

We will be regularly updating our website to keep you informed about the merger progress. Do visit us at www.pihana.com/merger for additional information or contact your sales representative with any questions.

Thank you for your business. We look forward to better serving your Internet exchange and IT infrastructure needs and to continue delivering the superior service value that you expect and deserve with the combined resources of the new Equinix.

Sincerely,

Richard Kalbrener
CEO and President
Pihana Pacific

FORWARD LOOKING STATEMENTS

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Equinix’s business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Equinix cautions you that any forward-looking information provided by or on behalf of Equinix is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, failure of the proposed combination to close, costs related to the proposed combination, the risk that the businesses of Equinix, Pihana Pacific and i-STT will not be integrated successfully or that Equinix will incur unanticipated costs of integration, the challenges of operating IBX centers and developing, deploying and delivering Equinix services; competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay outstanding indebtedness and the loss or decline in business from our key customers. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Equinix’s Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Equinix does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of Equinix are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement and the registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when it is available) and other documents filed by Equinix with the SEC at the SEC’s Web site at http://www.sec.gov. The proxy statement and the registration statement and these other documents may also be obtained for free from Equinix.

In addition to the proxy statement and the registration statement, Equinix files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Equinix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Equinix’s filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

Equinix, Pihana Pacific, i-STT Pte Ltd and STT Communications Ltd, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from Equinix’s shareholders and the solicitation of tenders from holders of Equinix’s 13% Senior Notes in connection with the proposed transaction. A description of any interests that Equinix’s, Pihana Pacific’s, i-STT Pte Ltd’s and STT Communications Ltd’s directors and executive officers have in the proposed transaction will be contained in the proxy statement and the registration statement. This document will be available free of charge at the SEC’s Web site at http://www.sec.gov and from Equinix.